UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

VBI Vaccines, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

91822J103

(CUSIP Number)

Mark McDonnell

ARCH Venture Corporation

8755 W. Higgins Road Suite 1025

Chicago, IL 60631

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 91822J103	13D	Page 2 of 21 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Fund VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 13,026,057 shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 13,026,057 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,026,057 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 91822J103	13D	Page 3 of 21 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Partners VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 13,026,057 shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 13,026,057 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,026,057 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 91822J103	13D	Page 4 of 21 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Partners VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 13,026,057 shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 13,026,057 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,026,057 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 91822J103	13D	Page 5 of 21 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Fund X Overage, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 13,026,057 shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 13,026,057 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,026,057 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 91822J103	13D	Page 6 of 21 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Partners X Overage, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 13,026,057 shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 13,026,057 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,026,057 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 91822J103	13D	Page 7 of 21 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Partners X, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 13,026,057 shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 13,026,057 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,026,057 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 91822J103	13D	Page 8 of 21 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clinton Bybee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 3,026,057 shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 3,026,057 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,026,057 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 91822J103	13D	Page 9 of 21 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keith Crandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 13,026,057 shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 13,026,057 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,026,057 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 91822J103	13D	Page 10 of 21 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Nelsen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 13,026,057 shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 13,026,057 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,026,057 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 91822J103	13D	Page 11 of 21 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kristina Burow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 10,000,000 shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 10,000,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 91822J103	13D	Page 12 of 21 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven Gillis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 461,090 Shares
	8	SHARED VOTING POWER 10,000,000 shares
	9	SOLE DISPOSITIVE POWER 461,090 Shares
	10	SHARED DISPOSITIVE POWER 10,000,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,461,090 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 91822J103	13D	Page 13 of 21 Pages

Schedule 13D

Item 1.	Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) to the statement on Schedule 13D originally filed on August 5, 2014 (the “Original 13D”), as amended by Amendment No.1 (“Amendment No. 1”) to the Original 13D filed on September 23, 2019, relating to the Common Stock, no par value per share (the “Common Stock”), of VBI Vaccines, Inc. (the “Issuer”) having its principal executive office at 222 Third Street, Suite 2241, Cambridge, MA, 02142.

Certain terms used but not defined in this Amendment No. 2 have the meanings assigned thereto in the Original 13D, including Amendment No. 1 thereto, as applicable. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Original 13D and Amendment No. 1 thereto.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original 13D is hereby amended and restated in its entirety as follows:

(a)	ARCH Venture Fund VI is the record owner of 3,026,057 shares of Common Stock (the “ARCH VI Shares”) and AVF OVERAGE is the record owner of 10,000,000 shares of Common Stock (“AVF OVERAGE Shares” and combined with ARCH VI Shares, the “Record Shares”).

AVP VI LP, as the sole general partner of ARCH Venture Fund VI, may be deemed to beneficially own the ARCH VI Shares. AVP VI LLC, as the sole general partner of the AVP VI LP, may be deemed to beneficially own the ARCH VI Shares.

OVERAGE GPLP, as the sole general partner of AVF OVERAGE, may be deemed to beneficially own the AVF OVERAGE Shares. OVERAGE GPLLC, as the sole general partner of the OVERAGE GPLP, may be deemed to beneficially own the AVF OVERAGE Shares.

By virtue of their relationship as affiliated entities, whose Control Entities have overlapping individual controlling persons, each of AVP VI LP and AVF OVERAGE may be deemed to share the power to direct the disposition and vote of the Record Shares.

In addition, each of Bybee, Crandell and Nelsen may be deemed to share the power to direct the disposition and vote of the ARCH VI Shares. Each of Crandell, Nelsen, Burow and Gillis be deemed to share the power to direct the disposition and vote of the AVF OVERAGE Shares.

Gillis is the record owner of 84,416 shares of Common Stock (the “Gillis Common Shares”). In addition, Gillis holds 858,027 options to exercise shares of Common Stock, of which 334,382 are vested as of April 30, 2020, and 42,292 will vest within 60 days of April 30, 2020 (the “Vested Option Shares” and together with the Gillis Common Shares, the “Gillis Shares”). Gillis is deemed to own beneficially the AVF Overage Shares and the Gillis Shares.

Each Reporting Person disclaims beneficial ownership of all securities except for the shares, if any, held of record by such Reporting Person.

CUSIP No. 91822J103	13D	Page 14 of 21 Pages

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on the 230,529,925 shares of Common Stock, including the additional shares sold by the underwriter options, as reported by the Issuer to be outstanding after the closing of the Issuer’s public offering on April 27, 2020 on the Issuer’s prospectus filed under Rule 424(b)(5) with the Securities and Exchange Commission on April 24, 2020. For Gillis, the Vested Option Shares were included in the number of shares of Common Stock outstanding for purposes of calculating the percentage deemed to be beneficially owned by Gillis as set forth on Line 13 of Gillis’ cover sheet.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)	Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable

Item 6.   Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

ARCH Venture Fund VI and AVF OVERAGE have entered into a lock-up agreement pursuant to which they have agreed, subject to certain exceptions, not to directly or indirectly, for a period of 90 days through and including the date of the underwriting agreement, (a) sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of, any common shares, options, or warrants to acquire common shares, or securities exchangeable or exercisable for or convertible into common shares currently or hereafter owned either of record or beneficially, (b) enter into any swap, hedge, or other agreement or transaction that transfers, in whole or in part, the economic consequence of ownership of common shares, or securities exchangeable or exercisable for or convertible into common shares, or (c) publicly announce an intention to do any of the foregoing for a period of 90 days after April 22, 2020 without the prior written consent of the representatives.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D

Exhibit 2 – Power of Attorney

Exhibit 3 – Power of Attorney

CUSIP No. 91822J103	13D	Page 15 of 21 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 6, 2020

ARCH Venture Fund VI, L.P.

By:    ARCH Venture Partners VI, L.P.

its General Partner

By:         ARCH Venture Partners VI, LLC

its General Partner

By: _____________*____________

Managing Director

ARCH Venture Partners VI, L.P.

By:    ARCH Venture Partners VI, LLC

   its General Partner

   By: _____________*____________

                     Managing Director

ARCH VENTURE PARTNERS VI, LLC

By:    _____________*____________

            Managing Director

ARCH Venture Fund X OVERAGE, L.P.

By:    ARCH Venture Partners X OVERAGE, L.P.

its General Partner

By:         ARCH Venture Partners X, LLC

its General Partner

By: __________*____________

Managing Director

ARCH Venture Partners X OVERAGE, L.P.

By:    ARCH Venture Partners X, LLC

   its General Partner

   By: ___________*____________

                      Managing Director

CUSIP No. 91822J103	13D	Page 16 of 21 Pages

ARCH VENTURE PARTNERS X, LLC

By: __________*____________

Managing Director

                            *

Clinton Bybee

                            *

Keith Crandell

                            *

Robert Nelsen

                            *

Kristina Burrow

                            *

Steven Gillis

* By:       /s/ Mark McDonnell

Mark McDonnell as Attorney-in-Fact

*       This Amendment No. 2 to Schedule 13D was executed by Mark McDonnell on behalf of the reporting persons listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2 and Exhibit 3.

.

CUSIP No. 91822J103	13D	Page 17 of 21 Pages

Exhibit 1

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of VBI Vaccines, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date:    May 6, 2020

ARCH Venture Fund VI, L.P.

By:    ARCH Venture Partners VI, L.P.

its General Partner

By:         ARCH Venture Partners VI, LLC

its General Partner

By: _____________*____________

Managing Director

ARCH Venture Partners VI, L.P.

By:    ARCH Venture Partners VI, LLC

   its General Partner

   By: _____________*____________

                     Managing Director

ARCH VENTURE PARTNERS VI, LLC

By:    _____________*____________

            Managing Director

ARCH Venture Fund X OVERAGE, L.P.

By:    ARCH Venture Partners X OVERAGE, L.P.

its General Partner

By:         ARCH Venture Partners X, LLC

its General Partner

By: __________*____________

Managing Director

CUSIP No. 91822J103	13D	Page 18 of 21 Pages

ARCH Venture Partners X OVERAGE, L.P.

By:    ARCH Venture Partners X, LLC

   its General Partner

   By: _____________*____________

                      Managing Director

ARCH VENTURE PARTNERS X, LLC

By: __________*____________

Managing Director

                            *

Clinton Bybee

                            *

Keith Crandell

                            *

Robert Nelsen

                            *

Kristina Burrow

                            *

Steven Gillis

* By:       /s/ Mark McDonnell

 Mark McDonnell as Attorney-in-Fact

*       This Amendment No. 2 to Schedule 13D was executed by Mark McDonnell on behalf of the reporting persons listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2 and Exhibit 3.

CUSIP No. 91822J103	13D	Page 19 of 21 Pages

Exhibit 2

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mark McDonnell his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 10th day of November, 2010.

ARCH Venture Fund VI, L.P.

By:    ARCH Venture Partners VI, L.P.

its General Partner

By:         ARCH Venture Partners VI, LLC

its General Partner

By:   /s/ Keith Crandell

Managing Director

ARCH Venture Partners VI, L.P.

By:    ARCH Venture Partners VI, LLC

   its General Partner

   By: /s/ Keith Crandell

                     Managing Director

ARCH VENTURE PARTNERS VI, LLC

By:    /s/ Keith Crandell

            Managing Director

/s/ Keith Crandell

Keith Crandell

/s/ Robert Nelsen

Robert Nelsen

/s/ Clinton Bybee

Clinton Bybee

CUSIP No. 91822J103	13D	Page 20 of 21 Pages

Exhibit 3

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mark McDonnell his or its true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, member, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney shall remain in full force and effect with respect to each undersigned person unless and until six months after such person is both no longer a Managing Director of ARCH Venture Partners and no longer serving on the board of directors of any portfolio company of any ARCH Venture Partners fund.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 21st day of February, 2019.

ARCH Venture Fund X, L.P.

By:    ARCH Venture Partners X, L.P.

its General Partner

By:         ARCH Venture Partners X, LLC

its General Partner

By:   /s/ Keith Crandell

Managing Director

ARCH Venture Partners X, L.P.

By:    ARCH Venture Partners X, LLC

   its General Partner

   By: /s/ Keith Crandell

                     Managing Director

ARCH Venture Fund X OVERAGE, L.P.

By:    ARCH Venture Partners X Overage, L.P.

its General Partner

By:         ARCH Venture Partners X, LLC

its General Partner

By: /s/ Keith Crandell

Managing Director

CUSIP No. 91822J103	13D	Page 21 of 21 Pages

ARCH Venture Partners X OVERAGE, L.P.

By:    ARCH Venture Partners X, LLC

   its General Partner

   By: /s/ Keith Crandell

                      Managing Director

ARCH VENTURE PARTNERS X, LLC

By:    /s/ Keith Crandell

            Managing Director

/s/ Keith Crandell

Keith Crandell

/s/ Kristina Burow

Kristina Burow

/s/ Robert Nelsen

Robert Nelsen

/s/ Steven Gillis

Steven Gillis